Exhibit 10.8

                              EMPLOYMENT AGREEMENT

     This Agreement made this 22nd day of December, 1997, by and between WINTER SPORTS, INC., a Montana corporation, with its principal place of business located in Whitefish, Montana ("Employer"), and MICHELE REESE of Whitefish, Montana ("Employee").

     1. Employment. The Employer employs the Employee and the Employee accepts employment upon the terms and conditions of this Agreement.

     2. Term. The term of this Agreement shall begin on December 22, 1997 and shall terminate on December 21, 2000, unless sooner terminated as provided herein (see paragraph 12).

     3. Compensation. The Employer shall pay the Employee the following annual salary, payable in equal installments every two weeks:

December 22, 1997 through December 21, 1998 - $72,500.00

Effective December 22, 1998 and again on December 22 of each succeeding year of this Agreement, the above salary shall be adjusted upward by an amount equal to five percent (5%) of the preceding year's salary, provided that each annual adjustment to salary shall be contingent upon the Employer meeting or exceeding its combined budgeted income before taxes for the preceding fiscal year. If the budget criteria have not been met, there shall be no increase in salary for the applicable year. In addition, the Employee shall be entitled to provisions of the Cash Bonus Program set forth later in this Agreement.
     4. Duties. The Employee shall serve the Employer as Vice President of Marketing, Guest Services, and Communications. These duties shall include, without limitation, the general management and supervision of the Marketing, Guest Services, and Ticket operations' activities and endeavors, increasing the Employer's market share and number of skier visits, increasing non-skier business and revenues, and such other duties as may from time to time be assigned by the Employer.

     5. Extent of Services. The Employee shall devote her entire time and attention to the Employer's business, unless otherwise agreed to by the Employer and Employee.

     6. Working Environment. The Employee shall have a private office, secretarial help, and other facilities and services that are suitable to her position and appropriate for the performance of her duties.

NOTICE:   THIS AGREEMENT IS SUBJECT TO ARBITRATION UNDER THE
          MONTANA UNIFORM ARBITRATION ACT.

     7. Disclosure of Information. The Employee acknowledges that the Employer's business dealings are a valuable, special and unique asset of the Employer's business. The Employee shall not, during and after the term of her employment, disclose all or any part of the information to which she becomes privileged regarding the Employer's business.

     8. Expenses. The Employee may incur reasonable expenses for promoting the Employer's business, including expenses for entertainment, travel, and similar items. The Employer will reimburse the Employee for all such expenses upon the Employee's periodic presentation of an itemized account of such expenditures.

     9. Vacations. The Employee shall be entitled each year to a vacation of three weeks during which time her compensation shall be paid in full. The Employee shall also be entitled to five weeks of unpaid time off, which time periods will be mutually agreed upon by Employer and Employee.

     10. Bonus. After the first year of this Agreement, the Employee will be eligible to receive a cash bonus based on the following criteria:

To be defined by January 15, 1998 in "Exhibit A."

     11. Annual Review. The Employee's performance pursuant to the terms of this Agreement shall be reviewed twice each year by the President. Job accountabilities and meeting financial goals will be the primary basis on which the reviews will be conducted.

     12. Termination with Cause. The Employer may terminate this Agreement with cause at any time by giving thirty (30) days' written notice to the Employee. In the event of such termination, the Employee shall receive six (6) months' salary. Just cause shall be defined to include any reason which the Employer believes will be in its best business interest or due to any conduct of the Employee which the Employer believes may bring discredit upon herself or the Employer.

     13. Death During Employment. If the Employee dies during the term of employment, the Employer shall pay to the Employee's estate the compensation that otherwise would be payable to the Employee up to the end of the month in which her death occurs.

     14. Arbitration. Any controversy or claim arising out of, or relating to this Agreement, or its breach, shall, at the option of the Employer, be settled by arbitration in the City of Whitefish, Montana, in accordance with the then governing rules of the American Arbitration Association. The prevailing party shall be entitled to its reasonable costs and attorneys' fees. Judgment upon the award my be entered and enforced in any court of competent jurisdiction.

     15. Notices. Any notice required or desired to be given under this Agreement shall be deemed given if in writing sent by certified mail to the Employee's residence or to the Employer's principal office, as the case may be.

     16. Waiver of Breach. The Employer's waiver of a breach of any provision of this Agreement by the Employee shall not operate or be construed as a waiver of any subsequent breach by the Employee. No waiver shall be valid unless in writing and signed by an authorized officer of the Employer. Employer acknowledges Employee may provide consulting to non-competing business entities.

     17. Assignment. The Employee acknowledges that her services are unique and personal. Accordingly, the Employee may not assign her rights or delegate her duties or obligations under this Agreement. The Employer's rights and obligations under this Agreement shall inure to the benefit of and shall be binding upon the Employer's successors and assigns.

     18. Entire Agreement. This Agreement contains the entire understanding of the parties. It may not be changed orally, but only by an agreement in writing signed by the party against whom the enforcement of any waiver, change, modification, extension, or discharge is sought.

     IN WITNESS WHEREOF, the parties have executed this Agreement the day and year first above written.



WINTER SPORTS, INC.


By /s/ Michael Collins
       Michael Collins, President

Attest:


/s/ Anne Shaw Moran
    Secretary


/s/ Michele Reese
    Michele Reese

Addendum A                                        January 20, 1998

Year-one performance development plan for Michele Reese

1.   Team                1/3 of bonus potential

*    Evaluate the team as it is currently staffed       (March 98)
* Make immediate adjustments to staff inter-dependencies, responsibilities and authorities as appropriate. (March 98)
* Develop long-range plan for staff realignment, adjustments, training and responsibilities (July 98)
*    Set working standards and implement them for each direct report and insure
     performance   (July 98)
* Devise and implement a problem solving process and attitude and review it quarterly for improvements. (July 98)

2.   Planning            1/3 of bonus potential

* Develop, sell and implement a multi-year plan for growth in visits to The Big Mountain that will maximize shareholder value, exceed guest expectations among key guest segments and provide opportunity for greater
     year-round involvement by Flathead residents.            (June 98)
*    Evaluate current on-mountain activities, services and processes.  (March
     98)
*    Make immediate adjustments to marketing, products, services and processes
     as appropriate.          (ongoing)
* Develop and implement a multi-year expansion program that will create demand for and promote The Big Mountain as a primary recreation center of the Flathead Valley and year-round Resort destination in the Northwest. (July 98)

3.   Financial                1/3 of bonus potential

*    Work within existing budgets for 97/98
*    Provide better input for forecasting, planning and future budgets.
*    Supervise execution of all plans and programs to meet or exceed goals.
*    Create new budgets for 98/99 and work within those limits.

Note:
The above will be reviewed at least every 6 months and adjusted as necessary. Year-one bonus potential will equal 30% of the annual wage.


/s/ Michael Collins

/s/ Michele Reese